SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                        under the Securities Exchange Act
                                     of 1934


                          For the month of April, 2003


                           Commission File No. 1-14191


         ..............Yorkshire Power Group Limited....................
                 (Translation of registrant's name into English)


                                  Lloyds Court
                                 78 Grey Street
                   Newcastle upon Tyne NE1 6AF United Kingdom
                    (Address of principal executive offices)


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         Yorkshire Power Group Limited, the Registrant, hereby reports that on
April 23, 2003 it was announced that it has authorized the redemption in full of the outstanding shares of the Yorkshire Capital Trust I (NYSE: YCT) 8.08% Trust Securities due June 30, 2038. The Trust Securities will be redeemed on June 9, 2003, at a redemption price of 100% of the principal amount ($25 liquidation amount per each Trust Security) plus accrued distributions of $0.381555555 per Trust Security to the redemption date. The redemption price will be paid to holders of the Trust Security on the redemption date.

EXHIBITS

         Exhibit 99.1 - Press Release dated April 23, 2003


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

                                               YORKSHIRE POWER GROUP LIMITED
                                               (Registrant)


                                               By:      /s/ Patrick J. Goodman
                                                        ------------------------
                                                            Patrick J. Goodman
                                                            Director


Date:  April 30, 2003





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FINANCIAL STATEMENTS AND EXHIBITS

          Exhibit 99.1 - Press Release dated April 23, 2003



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                                                                   Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information, contact:

Allan Urlis, Director of Media Relations                         (515) 281-2785


          MidAmerican Energy Holdings Company Announces Redemption of
                           Subsidiary Trust Securities

         DES MOINES, Iowa - (April 23, 2003) - MidAmerican Energy Holdings Company announced today that the board of directors of its indirect wholly owned subsidiary Yorkshire Power Group Limited has authorized the redemption in full of the outstanding shares of the Yorkshire Capital Trust I (NYSE: YCT) 8.08% Trust Securities due June 30, 2038.
         The Trust Securities will be redeemed on June 9, 2003, at a redemption price of 100% of the principal amount ($25 liquidation amount per each Trust Security) plus accrued distributions of $0.381555555 per Trust Security to the redemption date. The redemption price will be paid to holders of the Trust Security on the redemption date.
         MidAmerican Energy Holdings Company is based in Des Moines, Iowa, and is a privately owned global provider of energy services. Through its energy-related business platforms - CalEnergy, Kern River Gas Transmission Company, Northern Natural Gas Company, MidAmerican Energy, and Northern Electric and Yorkshire Electricity - MidAmerican provides electric and natural gas service to 5 million customers worldwide. Information on MidAmerican is available on the Internet at www.midamerican.com. Information on HomeServices of America, the company's wholly owned residential real estate brokerage business, is available on the Internet at www.homeservices.com